SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 3, 2005

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

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This Report on Form 6-K dated May 3, 2005 contains the quarterly report of Infineon Technologies AG for the Company’s second quarter and the first half year results of the 2005 financial year.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: May 3, 2005	By:	/s/ WOLFGANG ZIEBART

Dr. Wolfgang Ziebart Chairman, President and Chief Executive Officer

	By:	/s/ PETER J. FISCHL

Peter J. Fischl Chief Financial Officer

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INFINEON TECHNOLOGIES AG

QUARTERLY REPORT

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2005

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OVERVIEW OF FINANCIAL RESULTS

Second Quarter of the 2005 Financial Year

•
Second quarter revenues were Euro 1.61 billion, down 12 percent sequentially. Excluding license income of Euro 118 million realized in the first quarter from the settlement with ProMOS, revenues declined 5 percent sequentially, reflecting reduced revenues of the Communication and Memory Products segments.

•	Net loss in the second quarter was Euro 114 million, down from net income of Euro 142 million sequentially; second quarter EBIT decreased to negative Euro 117 million from positive Euro 211 million in the prior quarter. First quarter EBIT included a net aggregate positive impact of Euro 116 million resulting primarily from the license settlement with ProMOS. Second quarter EBIT was negatively impacted by a net aggregate charge of Euro 74 million resulting primarily from the reorganization measures in the Communication segment.

•	Total revenues for the first half of financial year 2005 were Euro 3.42 billion, up 4 percent from Euro 3.29 billion in the same period last year. Net income for the first half of the 2005 financial year amounted to Euro 28 million, compared to Euro 73 million in the prior year. EBIT in the first half of financial year 2005 was Euro 94 million, a decrease from Euro 141 million in the same period last year.

In the second quarter of financial year 2005, Infineon Technologies AG reported, a sequential decrease in revenues. The company ended its second quarter of financial year 2005 with revenues of Euro 1,606 million, a decrease of 12 percent sequentially and 4 percent year-on-year. The decrease, excluding license income of Euro 118 million realized in the first quarter from the settlement with ProMOS, was primarily due to reduced revenues in its Communication and Memory Products segments. In the Communication segment, sales volumes decreased as a result of a seasonal slowdown of the worldwide mobile phone market coupled with a greater than seasonal decline in demand from some customers. In the Memory Products segment, revenues declined primarily due to the non-recurrence during the second quarter of license income of Euro 118 million from the settlement with ProMOS, and the strong decline of memory prices. Revenues in the Automotive, Industrial and Multimarket segment remained flat when compared to the previous quarter, mainly due to higher sales volume in the automotive and industrial market and despite strong pricing pressure in the chip-card business. All of the company’s segments were impacted by pricing pressure.

EBIT declined in the company’s three primary segments, as was noted in the outlook from the prior quarter. The sequential EBIT decrease was partially driven by lower sales volumes in the

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Communication segment, and by the strong decline in memory prices. In addition, EBIT was negatively impacted by a net aggregate charge of Euro 74 million resulting primarily from the reorganization measures in the Communication segment. EBIT in the first quarter included a net aggregate positive impact of Euro 116 million resulting primarily from the license settlement with ProMOS, which did not recur in the second quarter.

Net loss amounted to Euro 114 million in the second quarter of financial year 2005, compared to net income of Euro 142 million in the previous quarter and Euro 39 million in the same quarter last year. Net loss was also impacted in the second quarter of financial year 2005 by a net aggregate charge of Euro 74 million resulting primarily from the reorganization measures in the Communication segment, whereas net income in the first quarter included a net aggregate positive impact of Euro 116 million resulting primarily from the license settlement with ProMOS, which did not recur in the second quarter.

Basic and diluted earnings per share decreased to a loss per share of Euro 0.15 in the second quarter of financial year 2005, from earnings per share of Euro 0.19 in the previous quarter and Euro 0.05 in the same quarter last year.

Business Groups’ 2005 Second Quarter Performance and Outlook

In the second quarter of financial year 2005, Infineon reports for the first time its results of operations under its new organizational structure, which became effective on January 1, 2005. The Mobile business and Wireline Communication segment have been combined into the new Communication segment to align the company’s structure with market developments. At the same time, the security and chip-card activities and the ASIC & Design Solutions business have been integrated into the extended Automotive, Industrial and Multimarket segment. The results of prior periods have been reclassified to conform to the current period presentation, as well as to facilitate analysis of current and future operating segment information.

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Revenues

Segment revenue developments during the second quarter of the 2005 financial year as compared to the previous quarter and the second quarter of the 2004 financial year were as follows:

The Automotive, Industrial and Multimarket segment’s second quarter revenues totaled Euro 634 million, increasing 1 percent sequentially and 5 percent year-on-year. Despite the overall slow-down in the segment’s end market, revenues in the Automotive, Industrial and Multimarket segment remained relatively flat when compared to the previous quarter, primarily due to higher sales volumes in the automotive and industrial business, which were sufficient to offset the negative impact of strong pricing pressure in the company’s security and chip-card business.

Communication’s revenues decreased to Euro 332 million in the second quarter, down 20 percent from the previous quarter and down 15 percent year-on-year. While revenues in the wireline business were stable in the second quarter of financial year 2005, Infineon suffered a sharp revenue decline in its wireless communication business. This revenue decrease was primarily caused by a seasonal slow-down of the worldwide market for mobile phones in the second quarter of the financial year in combination with a greater than seasonal decline in demand from some customers.

The Memory Products segment’s second quarter revenues were Euro 633 million, a decrease of 17 percent sequentially and 5 percent year-on-year. The sequential revenue decrease resulted primarily from the non-recurrence during the second quarter of license income of Euro 118 million from the settlement with ProMOS that was realized in the first quarter. In addition, revenues in the second quarter were negatively impacted by a strong price decline in the worldwide memory market that could not be completely offset by increased sales volume.

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Earnings

EBIT developments during the second quarter of the 2005 financial year as compared to the previous quarter and the second quarter of the 2004 financial year were as follows:

The Automotive, Industrial and Multimarket segment’s second quarter EBIT decreased to Euro 36 million from Euro 48 million in the previous quarter and Euro 49 million year-on-year. The sequential EBIT decline resulted primarily from strong pricing pressure in the company’s security and chip-card business, which could not be entirely offset by productivity gains.

The Communication’s EBIT loss increased to Euro 142 million during the second quarter, from a loss of Euro 19 million in the previous quarter and positive Euro 15 million year-on-year. The EBIT loss increased sequentially, primarily due to the reduced sales volume in the wireless communication business, a continued high level of idle capacity costs, and a net charge of Euro 44 million resulting primarily from the sale or reorganization of the fiber optics and certain other communications businesses.

The Memory Products segment’s second quarter EBIT decreased to Euro 17 million from Euro 196 million in the previous quarter and increased from Euro 13 million year-on-year. The sequential EBIT decrease resulted primarily from the non-recurrence during the second quarter of license income of Euro 118 million from the settlement with ProMOS that was realized in the first quarter. In addition, EBIT was negatively impacted by a strong price decline in the worldwide memory market that could not be completely offset by increased sales volume and reduced unit costs.

Other Operating Segments’ EBIT amounted to Euro 11 million, compared to a loss of Euro 2 million in the previous quarter, and a loss of Euro 21 million in the second quarter of financial year 2004. The significant EBIT improvement in the second quarter of financial year 2005 compared to the previous quarter was mainly due to a gain of Euro 13 million realized on the sale of Infineon’s venture capital activities to Cipio Partners.

In Corporate and Reconciliation, EBIT in the second quarter was a loss of Euro 39 million, compared to a loss of Euro 12 million in the prior quarter, and income of Euro 15 million in the second quarter of financial year 2004. The sequential EBIT loss increase in the second quarter of financial year 2005 compared to the previous quarter was mainly due to charges of Euro 31 million resulting primarily from the restructuring of the company’s fiber optics business.

Expenses

Expenditures for Research and Development in the second quarter totaled Euro 354 million, increasing sequentially from Euro 329 million, primarily due to increased research and development expenses in the Memory Products segment. As a percentage of revenues, research and

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development expenses increased sequentially to 22 percent of revenues from 18 percent of revenues.

Expenses for SG&A (Selling, General & Administrative) in the second quarter remained relatively unchanged at Euro 164 million or 10 percent of revenues, in comparison to Euro 162 million or 9 percent of revenues in the prior quarter.

Liquidity

Free cash flow, representing cash flow from operating and investing activities excluding purchases or sales of marketable securities, significantly decreased in the second quarter of financial year 2005 to a net outflow of Euro 197 million from a net outflow of Euro 57 million in the previous quarter. The primary reason for the decrease was lower cash flow from operations, which decreased from Euro 423 million in the previous quarter, to Euro 164 million in the second quarter of financial year 2005, primarily as a result of the net loss incurred during the second quarter. Gross cash position, representing cash and cash equivalents and marketable securities, amounted to Euro 2.3 billion as of March 31, 2005. In addition, net cash position, defined as gross cash position less short and long-term debt, aggregated to Euro 332 million as of the end of the second quarter of the 2005 financial year.

Group Structure

Effective January 31, 2005, Infineon and Finisar Corporation (‘‘Finisar’’) closed an agreement whereby Finisar acquired Infineon’s fiber optics transceiver business. Operating losses from the fiber optics business are not expected to materially impact EBIT after the end of the 2005 financial year.

In April 2005, Infineon and Exar Corporation (‘‘Exar’’) entered into a definitive agreement under which Exar has agreed to acquire a significant portion of Infineon’s optical networking business. The existing MetroMapper family of Ethernet-over-SONET products will remain part of Infineon’s product portfolio. Revenue and earnings contributions from residual products after that date are expected to be negligible.

To focus on the core business, during the second quarter of the financial year 2005 Infineon sold its venture capital activities to Cipio Partners, a venture capital company.

Outlook for the Third Quarter of Financial Year 2005

Infineon anticipates no major improvement in market demand in the third quarter of financial year 2005. The company expects continued pricing pressure, especially for chip-card ICs, memory, and mobile phone products. However, growth in shipments, primarily in Memory Products, should partially offset the impact of pricing pressure on revenues and operating results. Results of

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operations are expected to be negatively affected by further charges related to the planned phase-out of production at Munich Perlach, which the company cannot currently quantify due to the early stage of discussions with the workers’ council.

The company expects overall revenues and earnings of its Automotive, Industrial and Multimarket segment to remain stable in the third quarter. As the third quarter of the financial year typically shows seasonally strong demand in the automotive industry, Infineon expects further growth in its automotive business in the third quarter of the 2005 financial year. On the other hand, the company anticipates continuing pricing pressure in its industrial business and therefore expects earnings to decrease slightly in the upcoming quarter. In its security and chip-card business, Infineon anticipates continued weakness in the third quarter of financial year 2005, in line with the worldwide chip-card market. While the price decline for chip-card ICs is very hard to predict, Infineon anticipates that productivity improvements would be sufficient to offset the pressure on revenues and EBIT caused by falling prices.

In the third quarter of financial year 2005, the company expects revenues of its Communication segment to remain flat or to decrease slightly compared to the previous quarter, mainly due to continued weak demand from some customers for mobile phone components. Because of an anticipated continuation of pricing pressure in the overall Communication segment, and lower sales volumes, the company anticipates significant negative EBIT results for the third quarter of financial year 2005. However, Infineon expects the company’s recently initiated efficiency programs to start impacting financial results positively in the third quarter of the financial year. Accordingly, the company expects the segment’s losses to decrease compared to the second quarter of the financial year.

In its Memory Products segment, the Company expects an increase in system memory loads and worldwide demand for memories due to the price reductions for DRAMs in the second quarter of financial year 2005. The company’s bit shipments are expected to increase at a rate above market growth based on growing capacities at joint venture and foundry partners. The company will continue to focus on the expansion of its product portfolio with higher margin products as these are less exposed to price fluctuations.

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Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the three months ended March 31, 2004 and 2005
(in millions, except for per share data)

	March 31,	March 31,	March 31,
	2004	2005	2005

	(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties	1,421	1,389	1,802
Related parties	250	217	281

Total net sales	1,671	1,606	2,083

Cost of goods sold	1,114	1,174	1,523

Gross profit	557	432	560

Research and development expenses	304	354	459
Selling, general and administrative expenses	176	164	213
Restructuring charges	8	23	30
Other operating expense, net	1	41	53

Operating income (loss)	68	(150)	(195)

Interest expense, net	(8)	—	—
Equity in earnings of associated companies	5	25	32
Gain on associated company share issuance	1	—	—
Other non-operating (expense) income, net	(5)	9	12
Minority interests	2	(1)	(1)

Income (loss) before income taxes	63	(117)	(152)

Income tax (expense) benefit	(24)	3	4

Net income (loss)	39	(114)	(148)

Basic and diluted earnings (loss) per share	0.05	(0.15)	(0.19)

See accompanying notes to the unaudited condensed consolidated financial statements.

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Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the six months ended March 31, 2004 and 2005
(in millions, except for per share data)

	March 31,	March 31,	March 31,
	2004	2005	2005

	(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties	2,784	2,924	3,792
Related parties	510	498	646

Total net sales	3,294	3,422	4,438

Cost of goods sold	2,219	2,289	2,969

Gross profit	1,075	1,133	1,469

Research and development expenses	580	683	886
Selling, general and administrative expenses	350	326	423
Restructuring charges	10	25	32
Other operating (income) expense, net	(1)	35	45

Operating income	136	64	83

Interest (expense) income, net	(31)	5	6
Equity in earnings of associated companies	4	26	34
Gain on associated company share issuance	1	—	—
Other non-operating expense, net	(4)	(1)	(1)
Minority interests	4	5	6

Income before income taxes	110	99	128

Income tax expense	(37)	(71)	(92)

Net income	73	28	36

Basic and diluted earnings per share	0.10	0.04	0.05

See accompanying notes to the unaudited condensed consolidated financial statements.

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Infineon Technologies AG and Subsidiaries
Condensed Consolidated Balance Sheets
September 30, 2004 and March 31, 2005

	September 30,	March 31,	March 31,
	2004	2005	2005

	(€ millions)	(€ millions)	($ millions)
		(Unaudited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	608	1,120	1,453
Marketable securities	1,938	1,229	1,594
Trade accounts receivable, net	1,056	861	1,117
Inventories	960	1,012	1,312
Deferred income taxes	140	149	193
Other current assets	590	541	701

Total current assets	5,292	4,912	6,370

Property, plant and equipment, net	3,587	3,761	4,878
Long-term investments, net	708	745	966
Restricted cash	109	109	141
Deferred income taxes	541	507	658
Other assets	627	689	894

Total assets	10,864	10,723	13,907

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	571	548	711
Trade accounts payable	1,098	918	1,191
Accrued liabilities	555	513	665
Deferred income taxes	16	19	25
Other current liabilities	630	579	750

Total current liabilities	2,870	2,577	3,342

Long-term debt	1,427	1,469	1,905
Deferred income taxes	21	26	34
Other liabilities	568	686	890

Total liabilities	4,886	4,758	6,171

Shareholders’ equity:
Ordinary share capital	1,495	1,495	1,939
Additional paid-in capital	5,800	5,800	7,522
Accumulated deficit	(1,200)	(1,172)	(1,520)
Accumulated other comprehensive loss	(117)	(158)	(205)

Total shareholders’ equity	5,978	5,965	7,736

Total liabilities and shareholders’ equity	10,864	10,723	13,907

See accompanying notes to the unaudited condensed consolidated financial statements.

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Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)
for the six months ended March 31, 2004 and 2005
(in millions, except for share data)

	Issued				Foreign	Additional	Unrealized	Unrealized
	Ordinary shares		Additional		currency	minimum	gain/(loss)	gain/(loss) on
			paid-in	Accumulated	translation	pension	on	cash flow
	Shares	Amount	capital	deficit	adjustment	liability	securities	hedge	Total

Balance as of October 1, 2003	720,880,604	1,442	5,573	(1,261)	(81)	(18)	11	—	5,666

Net income	—	—	—	73	—	—	—	—	73
Other comprehensive loss	—	—	—	—	(37)	—	(7)	—	(44)

Total comprehensive income									29

Issuance of ordinary shares:
Settlement of redeemable interest	26,679,255	53	225	—	—	—	—	—	278
Deferred compensation, net	—	—	1	—	—	—	—	—	1

Balance as of March 31, 2004	747,559,859	1,495	5,799	(1,188)	(118)	(18)	4	—	5,974

Balance as of October 1, 2004	747,559,859	1,495	5,800	(1,200)	(122)	—	4	1	5,978

Net income	—	—	—	28	—	—	—	—	28
Other comprehensive (loss) income	—	—	—	—	(30)	—	1	(12)	(41)

Total comprehensive loss									(13)

Issuance of ordinary shares:
Exercise of stock options	3,500	—	—	—	—	—	—	—	—

Balance as of March 31, 2005	747,563,359	1,495	5,800	(1,172)	(152)	—	5	(11)	5,965

See accompanying notes to the unaudited condensed consolidated financial statements .

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Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the six months ended March 31, 2004 and 2005

	March 31,	March 31,	March 31,
	2004	2005	2005

	(€ millions)	(€ millions)	($ millions)

Net income	73	28	36
Adjustments to reconcile net income to cash provided
by operating activities:
Depreciation and amortization	657	651	844
Deferred compensation	1	—	—
Provision for (recovery of) doubtful accounts	6	(3)	(4)
Gain on sale of marketable securities	(6)	(7)	(9)
Loss (gain) on sale of businesses	1	(38)	(49)
Loss (gain) on disposal of property, plant, and
equipment	2	(5)	(6)
Equity in earnings of associated companies	(4)	(26)	(34)
Gain on associated company share issuance	(1)	—	—
Minority interests	(4)	(5)	(6)
Impairment charges	20	61	79
Deferred income taxes	—	45	58
Changes in operating assets and liabilities:
Trade accounts receivable	(82)	234	303
Inventories	55	(28)	(36)
Other current assets	(35)	(39)	(51)
Trade accounts payable	5	(183)	(237)
Accrued liabilities	(82)	(102)	(132)
Other current liabilities	162	(21)	(27)
Other assets and liabilities	15	25	32

Net cash provided by operating activities	783	587	761

Cash flows from investing activities:
Purchases of marketable securities available for sale	(1,234)	(1,336)	(1,732)
Proceeds from sale of marketable securities available
for sale	1,152	2,085	2,705
Proceeds from sale of businesses	1	85	110
Investment in associated and related companies	(253)	(121)	(157)
Dividends received from equity investments	—	25	32
Purchases of intangible assets	(86)	(17)	(22)
Purchases of property, plant and equipment	(469)	(841)	(1,091)
Proceeds from sales of property, plant and
equipment	14	28	36

Net cash used in investing activities	(875)	(92)	(119)

Cash flows from financing activities:
Net change in short-term debt	7	(20)	(26)
Net change in related party financial receivables and
payables	69	(6)	(8)
Proceeds from issuance of long-term debt	—	65	85
Principal repayments of long-term debt	(36)	(19)	(25)
Change in restricted cash	15	—	—
Proceeds from issuance of shares to minority interest	28	—	—

Net cash provided by financing activities	83	20	26

Effect of foreign exchange rate changes on cash and
cash equivalents	(4)	(3)	(4)
Net (decrease) increase in cash and cash equivalents	(13)	512	664
Cash and cash equivalents at beginning of period	969	608	789

Cash and cash equivalents at end of period	956	1,120	1,453

See accompanying notes to the unaudited condensed consolidated financial statements.

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

1.  Basis of Presentation

     The accompanying condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (‘‘Infineon’’ or ‘‘the Company’’) as of and for the three and six months ended March 31, 2004 and 2005, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2004. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2004 (see note 2).

     The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

     All amounts herein are shown in millions of euro (‘‘€’’) other than percentages, shares, per share amounts or where otherwise stated. The accompanying condensed consolidated balance sheet as of March 31, 2005, the condensed consolidated statements of operations for the three and six months then ended, and the condensed consolidated statements of cash flows for the six months then ended are also presented in U.S. dollars (‘‘$’’), solely for the convenience of the reader, at the rate of one euro = $1.2969, the U.S. Federal Reserve noon buying rate on March 31, 2005.

2.  Recent Accounting Pronouncements

     In June 2004, Emerging Issues Task Force (‘‘EITF’’) No. 03-1, ‘‘The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,’’ was issued which includes new guidance for evaluating and recording other than temporary impairment losses on debt and equity securities accounted for under Statement of Financial Accounting Standards (‘‘SFAS’’) No. 115, ‘‘Accounting for Certain Investments in Debt and Equity Securities’’ and cost method investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the Financial Accounting Standards Board (‘‘FASB’’) has directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in EITF No. 03-1. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The Company does not expect the adoption of EITF No. 03-1 to have a material impact on its consolidated financial position or results of operations.

     In November 2004, the FASB issued SFAS No. 151, ‘‘Inventory Costs – an amendment of ARB No.43, Chapter 4’’, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), requiring that such costs be recognized as current period charges and requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for the Company’s financial year beginning October 1, 2005. The Company is currently evaluating the impact that SFAS 151 will have on its consolidated financial position and results of operations.

     In December 2004, the FASB issued SFAS No. 153, ‘‘Exchanges of Nonmonetary Assets –An Amendment of APB Opinion No. 29,’’ which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company is required to adopt SFAS No. 153 for nonmonetary asset exchanges occurring on or after July 1, 2005 and its adoption is not expected to have a significant impact on the Company’s consolidated financial position or results of operations.

     In December 2004, the FASB issued SFAS No. 123 (revised 2004) ‘‘Share-Based Payments’’. SFAS No. 123 (revised 2004) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123 (revised 2004) eliminates the alternative method of accounting for employee share-based payments previously available under Accounting Principles Board (‘‘APB’’) No. 25. The Securities and Exchange Commission issued guidance on April 14, 2005 announcing that public companies will now be required to adopt SFAS No. 123 (revised 2004) by their first financial year beginning after June 15, 2005. Accordingly, the Company will not be required to adopt SFAS No. 123 (revised 2004) prior to its first quarter of the 2006 financial year. The adoption of SFAS No. 123 (revised 2004) is not expected to have a significant effect on the Company’s consolidated financial position or cash flows but is expected to have an adverse effect on its results of operations, the exact amount of which is not currently determinable.

3.  Acquisitions

     In April 2001, we established the Infineon Technologies Flash joint venture (then called Ingentix) in which we held a 51 percent ownership interest with Saifun Semiconductors Ltd. (‘‘Saifun’’). In the 2003 financial year, we increased our ownership interest to 70 percent by contributing additional capital and converting existing shareholder loans to equity. The joint venture operates through two companies, Infineon Technologies Flash GmbH & Co. KG, located in Dresden, Germany, and Infineon Technologies Flash Ltd., located in Netanya, Israel. During December 2004, Saifun and Infineon modified their cooperation agreement. As a consequence, the Company consummated the acquisition of Saifun’s remaining 30 percent share in the Infineon Technologies Flash joint venture in January 2005 and was granted a license for the use of Saifun NROM® technology, in exchange for $95 million to be paid in quarterly instalments over 10 years and additional purchase consideration primarily in the form of net liabilities assumed aggregating to €8. The assets acquired and liabilities assumed were recorded in the accompanying condensed consolidated balance sheet based upon their estimated fair values as of the date of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed amounted to €8 and was allocated to goodwill. The Company has sole ownership and responsibility for the business and started to account for its entire financial results in the second quarter of the 2005 financial year (see note 14). The preliminary allocation of purchase price to the assets and liabilities acquired is as follows:

Segment	Memory Products

Cash	1
Other current assets	16
Property, plant and equipment	4
Intangible assets – license	58
Goodwill	8
Other non-current assets	3

Total assets acquired	90

Current liabilities	(45)
Non-current liabilities (including debt)	(2)

Total liabilities assumed	(47)

Net assets acquired	43

4.  Divestitures

     On December 23, 2004 the Company agreed to sell its venture capital activities, reflected in the Other Operating Segment, to Cipio Partners, a venture capital company. Under the terms of the agreement, the Company sold its interest in Infineon Ventures GmbH including the majority of the venture investments held within. The transaction closed on February 23, 2005. As a result of the sale, the Company realized a gain before tax of €13 during the quarter ended March 31, 2005, which has been recorded in other non-operating income in the accompanying condensed consolidated statement of operations.

     On April 29, 2004, the Company entered into an agreement with Finisar Corporation (‘‘Finisar’’) to sell the fiber optics business, reflected in the Communication segment. The agreement was amended on October 11, 2004, pursuant to which the Company would receive 110 million shares in Finisar in exchange for its fiber optics business and financial assistance with restructuring

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

measures to be taken in future periods. The final number of Finisar shares that the Company would receive would have been subject to adjustment for changes in working capital of the fiber optics business. Additionally, the agreement contained a three-year non-compete clause and limited the aggregate indemnification liability to 20% of the consideration paid by Finisar. The purchase agreement would be terminated by mutual consent if the transaction were not to be consummated by March 31, 2005.

     On January 11, 2005, the Company decided to terminate the agreement with Finisar dated October 11, 2004. On January 25, 2005, Finisar and the Company entered into a new agreement under which Finisar acquired certain assets of the Company’s fiber optics business. Under the terms of the new agreement, the Company received 34 million shares of Finisar’s common stock valued at €40 as consideration for the sale of inventory, fixed assets and intellectual property associated with the design and manufacture of fiber optic transceivers. The Company will also provide Finisar with contract manufacturing services under separate supply agreements for up to one year following the close. The transaction did not require shareholder or regulatory approval and closed on January 31, 2005. As a result of the transaction, the Company realized a gain before tax of €21 which has been recorded in other operating income in the accompanying condensed consolidated statement of operations. Following the transaction, the Company’s equity interest in Finisar is approximately 13% (see note 22).

     The Company retained ownership of its remaining fiber optics businesses consisting of bidirectional fiber transmission (BIDI) components for Fiber-To-The-Home (FTTH) applications, parallel optical components (PAROLI) and plastic optical fiber (POF) components that are used in automotive applications which were reclassified from held for sale to held and used during the second quarter of financial year 2005, and were restructured. The reclassification of the retained fiber optic businesses into the held and used category was measured at the lower of their carrying amount before they were classified as held for sale, adjusted for depreciation expense that would have been recognized had the retained fiber optic businesses been continuously classified as held and used, or the fair value of the assets at January 25, 2005. Accordingly, the Company recognized an impairment charge of €34 in other operating expenses during the three months ended March 31, 2005 (see note 6).

     On April 7, 2005 the Company and Exar Corporation (‘‘Exar’’) announced that they have entered into an agreement whereby Exar has agreed to acquire for $11 million cash a significant portion of Infineon’s optical networking business unit. The acquisition includes assets relating to multi-rate TDM framer products, Fiber Channel over SONET/SDH, Resilent Packet Ring (RPR), as well as certain intellectual property for Data Over SONET products. The Company has reclassified related non-current assets into assets held for sale as of March 31, 2005 (see note 22).

     At September 30, 2004, other current assets and other current liabilities in the accompanying condensed consolidated balance sheet include assets (land, buildings and equipment associated with the production facilities located in Germany and the Czech Republic) and related liabilities held for sale relating to the Company’s fiber optics business (part of the Communication segment). As of March 31, 2005, other current assets in the accompanying condensed consolidated balance sheet include assets (goodwill, core technology, and equipment) held for sale relating to the Infineon optical networking business unit (part of the Communication segment). Pursuant to SFAS No. 144, ‘‘Accounting for the Impairment or Disposal of Long- Lived Assets’’, the recognition of depreciation expense ceased as of March 31, 2004 and March 31, 2005, for the Company’s fiber optics and Infineon’s optical networking business unit, respectively. The Company performed impairment assessments and recorded a €3 impairment charge in connection with Infineon’s optical networking business unit as of March 31, 2005, to reduce its carrying value to the expected net sale proceeds, which has been recorded in other operating expense in the accompanying condensed consolidated statement of operations.

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

     Summarized balance sheet information for the fiber optics and optical network businesses is set forth below:

	September 30,	March 31,
	2004(1)	2005(2)

Current assets	47	—
Non-current assets	41	9

Total assets held for sale	88	9

Current liabilities	23	—
Non-current liabilities	8	—

Total liabilities related to assets held for sale	31	—

(1) Includes only assets and liabilities held for sale related to the Company’s fiber optics business
(2) Includes only assets held for sale related to the Company’s optical network business

5.  Licenses

    On November 10, 2004, the Company and ProMOS Technologies Inc. (‘‘ProMOS’’) reached an agreement regarding ProMOS’ license of the Company’s previously transferred technologies, pursuant to which ProMOS may continue to produce and sell products using those technologies and to develop its own processes and products. The Company will have no continuing future involvement with the licensing of these products to ProMOS. As full consideration, ProMOS agreed to pay the Company $156 million in four instalments through April 30, 2006, against which the Company’s accrued payable for DRAM products from ProMOS of $36 million is to be offset. The parties agreed to withdraw their respective claims, including arbitration. The present value of the settlement amounted to €118 and was recognized as license income during the first quarter of the financial year 2005.

    On March 18, 2005 the Company and Rambus Inc. (‘‘Rambus’’) reached an agreement settling all claims between them and licensing the Rambus patent portfolio for use in current and future Company products. Rambus granted to the Company a worldwide license to existing and future Rambus patents and patent applications for use in the Company’s memory products. In exchange for this worldwide license, the Company will pay $50 million in quarterly instalments of $6 million between November 15, 2005 and November 15, 2007. As of March 31, 2005, the Company recorded a license and corresponding liability in the amount of €37, representing the estimated present value of the minimum future license payments. After November 15, 2007, and only if Rambus enters into additional specified licensing agreements with certain other DRAM manufacturers, the Company would make additional quarterly payments which may accumulate up to a maximum of an additional $100 million. The agreement also provides the Company an option for acquiring certain other licenses. All licenses provide for the Company to be treated as a ‘‘most-favored customer’’ of Rambus. The Company has simultaneously granted to Rambus a fully-paid perpetual license for memory interfaces. In addition to the licenses, the two companies have agreed to the immediate dismissal of all pending litigation and have released each other from all existing legal claims.

6.  Restructuring

    During the quarter ended March 31, 2005, the Company agreed upon further restructuring measures that are aimed at reducing costs, including downsizing its workforce, and consolidating certain functions and operations. As part of the restructuring, the Company agreed upon plans to terminate approximately 350 employees. The terminations are primarily the result of the close down of fiber optics operations in Germany and the United States. It is expected that the terminations will be completed in the 2006 financial year. In connection with these measures, restructuring charges of €23 and €25 were recognized during the three and six months ended March 31, 2005, respectively.

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

     The development of the restructuring liability during the six months ended March 31, 2005, is as follows:

	September 30,				March 31,
	2004				2005
		Reclass-	Restructuring
	Liabilities	ification	Charge	Payments	Liabilities

Employee terminations	10	2	23	(9)	26
Other exit costs	6	—	2	(1)	7

Total	16	2	25	(10)	33

     During the quarter ended March 31, 2005, the Company announced plans to restructure its chip manufacturing within the manufacturing cluster Perlach, Regensburg and Villach. Production from Munich Perlach will largely be transferred to Regensburg and to a lesser extent to Villach. Manufacturing at Munich Perlach is expected to be phased out by early 2007. A liability for the expected cost associated with this restructuring plan cannot be quantified as of March 31, 2005 due to the early stages of discussions with the workers’ council.

7. Income Taxes Income tax (expense) benefit for the three and six months ended March 31, 2004 and 2005 is as follows:
	Three months ended		Six months ended
	March 31,		March 31,

	2004	2005	2004	2005

Current taxes:
Germany	(3)	(3)	(7)	(22)
Foreign	(21)	(2)	(30)	(4)

	(24)	(5)	(37)	(26)
Deferred taxes:
Germany	(26)	3	(23)	(37)
Foreign	26	5	23	(8)

	—	8	—	(45)

Income tax (expense) benefit	(24)	3	(37)	(71)

     At March 31, 2005, the Company had tax loss carry-forwards of €1,783 (relating to both trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,292), and tax credit carry-forwards of €89. Such tax loss and credit carry-forwards are mainly from German operations, are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for under the flow-through method when the individual legal entity is entitled to the claim.

     Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other factors, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three-year period as of March 31, 2005, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods.

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

8.  Earnings (loss) Per Share

    Basic earnings (loss) per share (‘‘EPS’’) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

   The computation of basic and diluted EPS for the three and six months ended March 31, 2004 and 2005, is as follows (shares in million):

	Three months ended		Six months ended
	March 31,		March 31,

	2004	2005	2004	2005

Numerator:
Net income (loss)	39	(114)	73	28
Denominator:
Weighted-average shares outstanding-basic	723.0	747.6	721.9	747.6
Effect of dilutive instruments	10.3	—	11.3	—

Weighted-average shares outstanding-diluted	733.3	747.6	733.2	747.6

Earnings (loss) per share (in euro):
Basic and diluted	0.05	(0.15)	0.10	0.04

     The weighted average of potentially dilutive instruments that were excluded from the diluted earnings (loss) per share computations, because the exercise price was greater than the average market price of the common shares during the period or were otherwise not dilutive include 26.3 million and 41.2 million of employee stock options for the three months ended March 31, 2004 and 2005, respectively, and 23.9 million and 39.2 million of employee stock options for the six months ended March 31, 2004 and 2005, respectively. Additionally, 96.7 million and 86.5 million shares of common stock issuable upon the conversion of the subordinated convertible notes at March 31, 2004 and 2005, respectively, were not included in the computation of diluted earnings (loss) per share as their impact would have been antidilutive.

9. Trade Accounts Receivable, net Trade accounts receivable, net at September 30, 2004 and March 31, 2005 consist of the following:
	September 30,	March 31,
	2004	2005

Third party – trade	879	688
Siemens group – trade (note 17)	206	201
Associated and Related Companies – trade (note 17)	12	10

Trade accounts receivable, gross	1,097	899
Allowance for doubtful accounts	(41)	(38)

Trade accounts receivable, net	1,056	861

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

10.  Inventories

       Inventories at September 30, 2004 and March 31, 2005 consist of the following:

	September 30,	March 31,
	2004	2005

Raw materials and supplies	84	75
Work-in-process	560	534
Finished goods	316	403

Inventories	960	1,012

11.  Long-term Investments, net

     On November 13, 2002, the Company entered into agreements with Nanya Technology Corporation (‘‘Nanya’’) relating to a strategic cooperation in the development of DRAM products and the foundation of a 50:50 joint venture (Inotera Memories Inc. joint venture (‘‘Inotera’’), directly and indirectly through the Company’s investment in Hwa-Ken Investment Inc.) to construct and operate a 300-millimeter manufacturing facility in Taiwan. Pursuant to the agreements, the Company and Nanya are developing advanced 90-nanometer and 70-nanometer technology, the cost of which will be borne two-thirds by the Company and one-third by Nanya. The new 300-millimeter manufacturing facility will be funded by Inotera and employ the technology developed under the aforementioned agreements to manufacture DRAM products and its capacity is anticipated to be completed in two phases. During the year ended September 30, 2004 Inotera completed the construction and started mass production. The second phase is anticipated to be completed in the 2006 financial year. The joint venture partners are obligated to each purchase one-half of the facility’s production based, in part, on market prices.

     The Company invested €342 in Inotera during the year ended September 30, 2004. During the six months ended March 31, 2005, the Company invested an additional €83 in Inotera. At March 31, 2005, the Company’s direct and indirect ownership interest in Inotera was 45.9%.

     The Company recognized impairment charges related to certain investments for which the carrying value exceeded the fair value on an other-than-temporary basis, of €15 and €2 for the three months ended March 31, 2004 and 2005, respectively, and €20 and €2 for six months ended March 31, 2004 and 2005, respectively.

12.  Other Assets

     As a result of the combination of sustained negative cash flows and updated market expectations, the Company revised the forecasted returns for the Customer Premises Equipment (‘‘CPE’’) reporting unit within the Communication’s segment. Accordingly, the Company tested the reporting unit’s goodwill for impairment using a present value technique based on discounted estimated future cash flows pursuant to SFAS No.142, ‘‘Goodwill and Other Intangible Assets’’, and recognized an impairment charge of €12 in other operating expenses during the three months ended March 31, 2005 to reduce the reporting unit’s goodwill to its estimated fair value.

13. Trade Accounts Payable Trade accounts payable at September 30, 2004 and March 31, 2005 consist of the following:
	September 30,	March 31,
	2004	2005

Third party – trade	969	695
Siemens group – trade (note 17)	61	54
Associated and Related Companies – trade (note 17)	68	169

Trade accounts payable	1,098	918

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

14. Debt Debt at September 30, 2004 and March 31, 2005 consists of the following:
	September 30,	March 31,
	2004	2005

Short-term debt:
Loans payable to banks, weighted average rate 2.21%	53	51
Loans payable, weighted average rate 4.5%	18	—
Current portion of long-term debt	498	497
Capital lease obligations	2	—

Total short-term debt and current maturities	571	548

Long-term debt:
Convertible subordinated notes, 4.25%, due 2007	636	633
Convertible subordinated notes, 5.0%, due 2010	688	689
Loans payable to banks:
Unsecured term loans, weighted average rate 2.08%, due
2006-2010	69	111
Secured term loans, weighted average rate 1.5%, due
2006-2010	7	10
Notes payable to governmental entity, rate 1.88%, due 2027	27	26

Total long-term debt	1,427	1,469

     The loans payable representing working capital advances to the Company’s flash memory subsidiaries in the amount of €18 as of September 30, 2004 were waived as a result of the acquisition of the minority interest in the Company’s Flash joint Venture (see note 3).

     Included in unsecured term loans are a €50 and €8 credit facility relating to the expansion of the competence center for power semiconductors in Villach, which were drawn during the six months ended March 31, 2005.

     The Company has established independent financing arrangements with several financial institutions, in the form of both short and long-term credit facilities, which are available for anticipated funding purposes.

	Nature of		As of March 31, 2005
	financial
	Institution	Purpose/	Aggregate
Term	Commitment	intended use	facility	Drawn	Available

short-term	firm commitment	working capital,	117	51	66
		guarantees
short-term	no firm	working capital,	316	—	316
	commitment	cash management
long-term	firm commitment	working capital	709	—	709
long-term(1)	firm commitment	project finance	644	644	—

			1,786	695	1,091

(1) Including current maturities.

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

15. Stock-based Compensation

Stock Option Plans

     A summary of the Company’s stock option plans as of March 31, 2004 and 2005, respectively, and changes during the six month periods then ended is presented below (options in millions, exercise prices in Euro):

	Six months ended March 31,

	2004		2005

		Weighted-		Weighted-
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Outstanding at beginning of period	29.9	€25.56	36.0	€22.59
Granted	7.9	€12.38	6.5	€9.13
Exercised	—	—	—	—
Forfeited and expired	(0.7)	€24.58	(0.9)	€24.66

Outstanding at end of period	37.1	€22.77	41.6	€20.39

Exercisable at end of period	13.0	€41.67	19.6	€30.42

     The following table summarizes information about stock options outstanding and exercisable at March 31, 2005 (options in millions, exercise prices in Euro):

				Outstanding		Exercisable

				Weighted-
				average	Weighted-		Weighted-
				remaining	average		average
			Number of	life	exercise	Number of	exercise
Range of exercise prices			options	(in years)	price	options	price

€5	–	€10	16.8	5.43	€9.00	5.1	€8.94
€10	–	€15	9.1	5.48	€12.41	0.7	€12.58
€15	–	€20	0.2	4.34	€15.75	0.1	€15.75
€20	–	€25	6.9	3.68	€23.70	5.1	€23.70
€25	–	€30	0.1	3.55	€27.36	0.1	€27.41
€40	–	€45	4.2	1.96	€42.03	4.2	€42.03
€50	–	€55	0.1	3.01	€53.26	0.1	€53.26
€55	–	€60	4.2	2.66	€55.18	4.2	€55.18

Total			41.6	4.51	€20.39	19.6	€30.42

Fair value disclosures

     The Company applies APB Opinion 25 and its related interpretations to account for stock-based compensation. SFAS No. 123 establishes an alternative to determine compensation expense based on the fair value of the stock options at the grant date calculated through the use of stock option pricing models. Stock option pricing models were developed to estimate the fair value of freely tradable, fully transferable stock options without vesting restrictions, which differ significantly from the stock options granted to the Company’s employees with their exercise restrictions. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company estimated the fair value of each stock option grant at the date of grant using a Black-Scholes option-pricing model based on a single-option valuation approach with forfeitures recognized as they occur.

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

     The following weighted-average assumptions were used for grants for the six months ended March 31, 2004 and 2005:

	Six months ended
	March 31,

	2004	2005

Weighted-average assumptions:
Risk-free interest rate	3.50%	3.03%
Expected volatility	59%	59%
Dividend yield	0%	0%
Expected life in years	4.50	4.50

Weighted-average fair value per option at grant date in euro	€5.92	€4.05

     If the Company had accounted for stock option grants and employee stock purchases under its plans according to the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below, pursuant to the provision of SFAS No. 148 ‘‘Accounting for Stock-Based Compensation-Transition and Disclosure’’:

	Three months ended		Six months ended
	March 31,		March 31,

	2004	2005	2004	2005

Net income (loss):
As reported	39	(114)	73	28
Deduct: Stock-based employee
compensation expense included in
reported net income (loss)	—	—	1	—
Add: Total stock-based employee
compensation expense determined
under fair value based method for all
awards	(9)	(10)	(21)	(20)

Pro forma	30	(124)	53	8

Basic and diluted earnings (loss) per share
in euro:
As reported	0.05	(0.15)	0.10	0.04
Pro forma	0.04	(0.17)	0.07	0.01

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

16.  Other Comprehensive Loss

       The changes in the components of other comprehensive loss for the six months ended March 31, 2004 and 2005 are as follows:

	Six months ended
	March 31,

	2004	2005

Unrealized (loss) gain on securities
Unrealized holding gains	4	5
Reclassification adjustment for losses included in net income (loss)	(11)	(4)

Net unrealized (loss) gain	(7)	1
Unrealized losses on cash flow hedges	—	(12)
Foreign currency translation adjustment	(37)	(30)

Other comprehensive loss	(44)	(41)
Accumulated other comprehensive loss – beginning of period	(88)	(117)

Accumulated other comprehensive loss – end of period	(132)	(158)

17.  Related Parties

     The Company has transactions in the normal course of business with Siemens group companies (‘‘Siemens’’) and with Related and Associated Companies (together, ‘‘Related Parties’’). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products, to Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

     Related Party receivables at September 30, 2004 and March 31, 2005 consist of the following:

	September 30,	March 31,
	2004	2005

Current:
Siemens group – trade	206	201
Associated and Related Companies – trade	12	10
Siemens group – financial and other	18	18
Associated and Related Companies – financial and other	49	55
Employee receivables	9	6

	294	290

Non-current:
Associated and Related Companies – financial and other	10	10
Employee receivables	2	2

	12	12

Total Related Party receivables	306	302

     Related Party payables at September 30, 2004 and March 31, 2005 consist of the following:

	September 30,	March 31,
	2004	2005

Siemens group – trade	61	54
Associated and Related Companies – trade	68	169
Associated and Related Companies – financial and other	2	2

Total Related Party payables	131	225

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

     Transactions with Related Parties for the three and six months ended March 31, 2004 and 2005 are as follows:

	Three months ended		Six months ended
	March 31,		March 31,

	2004	2005	2004	2005

Sales to Related Parties
Siemens group companies	230	205	477	474
Associated and Related Companies	20	12	33	24

Total Sales to Related Parties	250	217	510	498

Purchases from Related Parties:
Siemens group companies	132	62	222	112
Associated and Related Companies	173	182	260	328

Total Purchases from Related Parties	305	244	482	440

18.  Pension Plans

     Information with respect to the Company’s pension plans for the three and six months ended March 31, 2004 and 2005, respectively, is presented for German (‘‘Domestic’’) plans and non-German (‘‘Foreign’’) plans.

     The components of net periodic pension cost for the three and six months ended March 31, 2004 and 2005, respectively, are as follows:

	Three months ended		Three months ended
	March 31, 2004		March 31, 2005

	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

Service cost	(3)	(2)	(4)	(2)
Interest cost	(3)	(1)	(4)	(1)
Expected return on plan assets	2	1	3	1
Amortization of unrecognized actuarial losses	(1)	—	(1)	—

Net periodic pension cost	(5)	(2)	(6)	(2)

	Six months ended		Six months ended
	March 31, 2004		March 31, 2005

	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

Service cost	(6)	(4)	(8)	(4)
Interest cost	(6)	(2)	(8)	(2)
Expected return on plan assets	4	2	6	2
Amortization of unrecognized actuarial losses	(2)	—	(2)	—

Net periodic pension cost	(10)	(4)	(12)	(4)

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

19.  Financial Instruments

     The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the Company’s market risk of interest rate and exchange rate fluctuations to its foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.

     The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2004 and March 31, 2005 are as follows:

	September 30, 2004		March 31, 2005

	Notional	Fair	Notional	Fair
	amount	value	amount	value

Forward contracts sold:
U.S. dollar	371	8	746	4
Japanese yen	4	—	1	—
Forward contracts purchased:
U.S. dollar	56	(1)	135	(2)
Japanese yen	55	—	24	—
Singapore dollar	29	—	19	—
Great Britain pound	4	—	4	—
Other currencies	5	—	—	—
Currency Options sold:
U.S. dollar	520	(16)	652	(25)
Currency Options purchased:
U.S. dollar	514	9	635	3
Cross currency interest rate swaps:
U.S. dollar	406	60	406	73
Interest rate swap:	1,442	29	1,442	32

Fair value, net		89		85

     At September 30, 2004 and March 31, 2005, all derivative financial instruments are recorded at fair value. Foreign exchange results for the three months ended March 31, 2004 and 2005 were gains of €10 and €5, respectively, and were a gain of €5 and a loss of €1 for the six months ended March 31, 2004 and 2005, respectively.

20. Commitments and Contingencies

Litigation

     On September 15, 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (‘‘DOJ’’) in connection with its ongoing investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count related to the pricing of DRAM products between July 1, 1999 and June 15, 2002. Under the terms of the agreement, the Company agreed to pay a fine of $160 million. The fine plus accrued interest is to be paid in equal annual instalments through 2009. On October 25, 2004 the plea agreement was accepted by the U.S. District Court for the Northern District of California. The matter has been therefore fully resolved between the Company and the DOJ, subject to the Company’s obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The wrongdoing charged by the DOJ was limited to six Original Equipment Manufacturer (‘‘OEM’’) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these customers and is negotiating a settlement with the remaining customer.

     Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against Infineon, its U.S. subsidiary and other DRAM suppliers. Sixteen cases were filed between June 2002 and September 2002 in the following federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers during a specified time period commencing on or after October 1, 2001. The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation held a hearing and subsequently ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated or consolidated pretrial proceedings as part of a Multi-District Litigation (‘‘MDL’’). In December 2004, with the permission of the U.S. District Court for the Northern District of California, the plaintiffs filed an amended complaint alleging that the unlawful conduct commenced on approximately July 1, 1999 and continued through at least June 30, 2002.

     Fifty-four additional cases were filed between August 2, 2002 and March 31, 2005 in the following state courts: California (five in San Francisco County, one in Los Angeles County, one in Santa Clara County and one in Humboldt County), Massachusetts (two in Essex County, two in Middlesex County and one in Suffolk County), Florida (one in Broward County, one in Lee County, one in Miami Dade County and one in Collier County), West Virginia (one in Brooke County), Kansas (one in Johnson County), Michigan (one in Wayne County), North Carolina (one in Mecklenburg County, one in Orange County and one in Guildford County), South Dakota (one in Pennington County and one in Minnehaha County), Arkansas (one in Hot Spring County), and Tennessee (three in Davidson County), Vermont (two in Chittenden County and one in Orange County), New York (one in New York County, one in Westchester County and one in Albany County), Minnesota (one in Hennepin County), Nebraska (one in Lancaster County), New Jersey (one in Hudson County and one in Camden County), North Dakota (one in Cass County), Ohio (one in Cuyahoga County), Wisconsin (one in Monroe County and one in Dane County), Maine (two in York County), Hawaii (one in Honolulu County), Iowa (one in Polk County), New Hampshire (one in Strafford County), Montana (one in Yellowstone County), Nevada (one in Clark County), Pennsylvania (one in Philadelphia County), New Mexico (one in Bernaillo County) and Arizona (two in Maricopa County). Each of these state cases purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM during specified time periods commencing in or after 1999. The complaints allege violations of California’s Cartwright Act, unfair competition law and unjust enrichment and seek treble damages in unspecified amounts, restitution, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In response to a petition filed by one of the plaintiffs, a judge appointed by the Judicial Council of California subsequently ordered that the then-pending California state cases be coordinated for pretrial purposes and recommended that they be transferred to San Francisco County Superior Court for coordinated or consolidated pretrial proceedings. The Massachusetts Essex County, the North Carolina Mecklenburg County and the Florida Collier County and Broward County cases and all three of the Tennessee Davidson County cases were ordered transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated and consolidated pretrial proceedings as part of the MDL described above. After such transferral the plaintiffs dismissed the Massachusetts Essex County and Florida Collier County cases. The Florida Broward County case and the North Carolina Mecklenburg County case were each subsequently remanded back to their state courts.

     In April 2003, the Company received a request for information from the European Commission (the ‘‘Commission’’) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. The Company has reassessed the matter after its plea agreement with the DOJ and made an accrual as of September 30, 2004 for a probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although the Company cannot more accurately estimate the amount of such actual fine. The Company is fully cooperating with the Commission in its investigation.

     In May 2004, the Canadian Competition Bureau advised the Company’s U.S. subsidiary that it and its affiliated companies are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act in the DRAM industry. No compulsory process (such as subpoenas) has been commenced. The Company is cooperating with the Competition Bureau in its inquiry.

     In October 2004, a proposed class proceeding was commenced in the Canadian province of Quebec on behalf of indirect purchasers, who purchased products in Quebec from certain OEM customers which contained DRAM during the period from July 1999 to June 2002, seeking damages in unspecified amounts, investigation costs, interest and legal costs in respect of activities

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

which are the subject of the Company’s September 15, 2004 plea agreement with the DOJ. In the period from December 2004 to February 2005, three other proposed class proceedings were commenced in the provinces of Ontario, Quebec, and British Columbia on behalf of all direct and indirect purchasers resident, respectively, in Canada (in the case commenced in the province of Ontario), the province of Quebec and British Columbia, who purchased DRAM or products which contained DRAM during the period from July 1999 to June 2002, seeking damages, punitive damages, investigation and administration costs, in unspecified amounts, interest and legal costs.

     Between September 30, 2004 and November 4, 2004 a total of seven securities class action complaints were filed against the Company in the U.S. District Court for the Northern District of California and the U.S. District Court for the Southern District of New York. One of the New York complaints has since been withdrawn by the plaintiffs. The complaints allege violations of the U.S. federal securities laws and seek damages on behalf of a purported class of purchasers of Infineon Technologies AG publicly traded securities for the period from March 13, 2000 to September 15, 2004, or shorter time periods within that date range. The Company will vigorously defend against allegations of U.S. securities laws violations.

     Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of March 31, 2005, the Company had accrued liabilities in the amount of €178 related to the antitrust investigations and related civil claims described above. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material impact on the Company’s results of operations and financial position.

     An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in substantial financial liability to, and other adverse effects upon, the Company, which would have a material adverse effect on its business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations or financial condition or cash flows.

     In late 2002, MOSAID Technologies Inc. (‘‘MOSAID’’) alleged that the Company is violating 11 DRAM-related U.S. patents of MOSAID. In December 2002, the Company filed an action in the U.S. District Court for the Northern District of California seeking a declaratory judgment that the Company does not violate such patents. On February 7, 2003, MOSAID filed a counter-suit opposing the Company’s motion for declaratory judgment and seeking damages for the alleged patent infringement. On November 3, 2003 MOSAID announced that it has filed an amended counterclaim to add two new patents to its previous claims. This matter has since been consolidated under the federal multidistrict litigation rules with another lawsuit filed by MOSAID against Samsung in the U.S. District Court for the District of New Jersey. A Markman hearing on the patent claim construction was held at the end of January 2004 and a decision on the claim construction was issued on March 23, 2004. A trial will likely be scheduled in the U.S. District Court for the Northern District of California some time in late 2005 or 2006. The Company intends to vigorously defend itself against MOSAID’s claims. An adverse final resolution could result in significant financial liabilities to, and other adverse effects upon, the Company, which would have a material adverse effect on the Company’s business, results of operations and financial condition.

     On March 5, 2005, Tessera Inc. (‘‘Teressa’’) filed a lawsuit in the U.S. District Court for the Eastern District of Texas, alleging that the Company’s products having ball grid array packages infringe five Tessera patents. The Company has not yet been served with the complaint, and no schedule has yet been set for the case.

     The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

matters could have a material effect on the Company’s results of operations or cash flows in the year of settlement.

     In connection with the Company’s formation, Siemens retained certain facilities located in the U.S. and certain related environmental liabilities. Businesses contributed to the Company by Siemens have conducted operations at certain of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite their retention by Siemens. Siemens has provided guarantees to certain third parties and governmental agencies, and all involved parties have recognized Siemens as the responsible party for all applicable sites. No assessments have been made of the extent of environmental remediation, if any, that could be required, and no claims have been made against the Company in this regard. The Company believes its potential exposure, if any, to liability for remediating the U.S. facilities retained by Siemens is therefore low.

Other Contingencies

     On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (‘‘MoTo’’) to lease an office complex that is to be constructed by MoTo south of Munich. The office complex will enable the Company to locate the majority of its employees, who are currently situated in various locations throughout Munich, in one central physical working environment. MoTo is responsible for the construction, which is expected to be completed in the second half of calendar year 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. Upon completion, the complex will be leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 in escrow, which is included in restricted cash as of March 31, 2005, and cannot be utilized by the lessor prior to occupation. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement will be accounted for as an operating lease, in accordance with SFAS No. 13, ‘‘Accounting for Leases’’, with monthly lease payments expensed on a straight-line basis over the lease term. The agreement is subject to various conditions prior to commencement of the lease.

     The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of March 31, 2005, a maximum of €451 of these subsidies could be refundable.

     The Company has guarantees outstanding to external parties of €468 as of March 31, 2005. In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of March 31, 2005, such inter-company guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €1,953, of which €1,340 relates to the convertible notes issued.

21.  Operating Segment and Geographic Information

     The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, ‘‘Disclosure about Segments of an Enterprise and Related Information’’.

     Effective January 1, 2005, the Company simplified its organization to create shorter and faster decision paths across the entire Company, a stronger customer orientation, as well as greater efficiency and flexibility. The Mobile business and Wireline Communication segment have been combined into the new Communication segment to align the Company’s structure with market developments. At the same time, the security and chip card activities and the ASIC & Design Solutions business have been integrated into the extended Automotive, Industrial and Multimarket segment. The Company reported its results of operations under this new organizational structure starting with the quarter ended March 31, 2005. The results of operations of prior periods have been reclassified to be consistent with the revised reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

     As a result, the Company now operates primarily in three major operating segments, two of which are application focused: Automotive, Industrial and Multi-Market, and Communication; and one of which is product focused: Memory Products. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the ‘‘Other Operating Segments’’ category pursuant to SFAS No. 131.

     The following tables present selected segment data for the three and six months ended March 31, 2004 and 2005:

	Three months ended		Six months ended
	March 31,		March 31,

	2004	2005	2004	2005

Net sales
Automotive, Industrial and Multimarket	606	634	1,163	1,265
Communication	390	332	804	746
Memory Products	665	633	1,308	1,399
Other Operating Segments	3	4	7	7
Corporate and Reconciliation	7	3	12	5

Total	1,671	1,606	3,294	3,422

EBIT
Automotive, Industrial and Multimarket	49	36	88	84
Communication	15	(142)	27	(161)
Memory Products	13	17	70	213
Other Operating Segments	(21)	11	(31)	9
Corporate and Reconciliation	15	(39)	(13)	(51)

Total	71	(117)	141	94

     Certain items are included in corporate and reconciliation and are not allocated to the segments. These include certain corporate headquarters’ costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by corporate and reconciliation. For the three months ended March 31, 2004 and 2005 corporate and reconciliation includes unallocated excess capacity costs of €5 and €4, respectively, and restructuring charges of €8 and €23, respectively. For the six months ended March 31, 2004 and 2005 corporate and reconciliation includes unallocated excess capacity costs of €24 and €8, respectively, and restructuring charges of €10 and €25, respectively.

     The following is a summary of operations by geographic area for the three and six months ended March 31, 2004 and 2005:

	Three months ended		Six months ended
	March 31,		March 31,

	2004	2005	2004	2005

Net sales
Germany	422	335	837	715
Other Europe	287	302	562	618
North America	362	367	693	701
Asia/Pacific	503	485	1,013	1,150
Japan	77	82	153	167
Other	20	35	36	71

Total	1,671	1,606	3,294	3,422

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

     Revenues from external customers are based on the customers’ billing location. Except for sales to Siemens, which are discussed in note 17, no single customer accounted for more than 10% of the Company’s sales during the three and six months ended March 31, 2004 and 2005. Sales to Siemens are made primarily by the non-memory product segments.

     The Company defines EBIT as earnings before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate business segments.

     EBIT is determined as follows from the statements of operations, without adjustment to the U.S. GAAP amounts presented:

	Three months ended		Six months ended
	March 31,		March 31,

	2004	2005	2004	2005

Net income (loss)	39	(114)	73	28
Adjust: Income tax expense (benefit)	24	(3)	37	71
Interest expense (income), net	8	—	31	(5)

EBIT	71	(117)	141	94

22.  Subsequent Events

     On April 7, 2005 the Company and Exar announced that they have entered into an agreement whereby Exar has agreed to acquire for $11 million cash a significant portion of Infineon’s optical networking business unit. The acquisition includes assets relating to multi-rate TDM framer products, Fiber Channel over SONET/SDH, Resilent Packet Ring (RPR), as well as certain intellectual property for Data Over SONET products (see note 4).

     On April 8, 2005, Infineon sold to VantagePoint Venture Partners the 34 million shares of Finisar’s common stock that had been received by the Company as consideration for the sale of inventory, fixed assets and intellectual property associated with the design and manufacture of fiber optic transceivers. As a result of the sale, the Company recorded an other-than-temporary impairment of €8 in other non-operating expense during the quarter ended March 31, 2005 (see note 4).

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SUPPLEMENTARY INFORMATION (UNAUDITED)

Gross and Net Cash Position

     Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for U.S. GAAP purposes are not considered to be ‘‘cash’’, it reports its gross cash position to provide investors with an understanding of the company’s overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the U.S. GAAP amounts presented:

	September 30,	March 31,
	2004	2005

Cash and cash equivalents	608	1,120
Marketable securities	1,938	1,229

Gross Cash Position	2,546	2,349

Less: Short-term debt	571	548
Long-term debt	1,427	1,469

Net Cash Position	548	332

Free Cash Flow

     Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. Free cash flow is determined as follows from the condensed consolidated statements of cash flows, without adjustment to the U.S. GAAP amounts presented:

	Three months ended		Six months ended
	March 31,		March 31,

	2004	2005	2004	2005

Net cash provided by operating activities	463	164	783	587
Net cash (used in) provided by investing activities	(92)	18	(875)	(92)
There of: Purchase (sale) of marketable
securities, net	(318)	(379)	82	(749)

Free cash flow	53	(197)	(10)	(254)

Backlog

     Most standard products, such as memory products, are not ordered on a long-term, fixed-price contract basis due to changing market conditions. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, the Company believes that the backlog at any time of standard products such as memory products is not a reliable indicator of future sales. Orders for customized logic products vary depending on customer needs and industry conditions, capacity and demand, while more customers request logistics agreements based on rolling forecasts. As a result, the Company does not place too much reliance on backlog to manage its business and does not use it to evaluate performance. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, the Company’s backlog as of any particular date may not be indicative of actual sales for any later period.

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Dividends

     The Company has not declared or paid any dividend during the six months ended March 31, 2005.

Employees

     As of March 31, 2005, Infineon had approximately 36,000 employees worldwide, including approximately 7,200 engaged in Research and Development.

Management Board

     Effective December 1, 2004, Mr. Loh Kin Wah joined the Company’s management board with a five year term.

Shareholders’ Resolutions

     On January 25, 2005, the annual shareholders’ meeting approved the following matters:

•	Approval of the acts of the members of the Managing Board during the financial year 2004.
•	Approval of the acts of the members of the Supervisory Board during the financial year 2004.
•	Appointment of KPMG Deutsche Treuhand-Gesellschaft AG as auditors for the financial year 2005.
•	Elections to the Supervisory Board.
•	Approval of a domination and profit-and-loss transfer agreement between InfineonTechnologies AG and Infineon Technologies Finance GmbH.
•	Amendments of the articles of association. A resolution was passed requiring that Company announcements be made in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger) unless mandatory statutory provisions require them to be made in the printed version of the German Federal Gazette or in other media. In addition, a resolution was passed to clarify that every shareholder, by virtue of his or her involvement in the Company, has a duty to the Company and fellow shareholders to have due regard for the interests of fellow shareholders in the exercise of his or her rights, and must take due care in the event of legal dispute with the Company. Within that resolution it was presumed that the interests of the shareholders are not distinguishable from the Company’s interests, but rather they are economically equal. A shareholder that causes a loss to the Company causes a loss to his or her fellow shareholders. Furthermore, a resolution was passed, requiring that all disputes with the Company or its bodies that arise in connection with the involvement in the corporation are subject to German jurisdiction unless prohibited by German mandatory statutory provisions. This applies also in respect of disputes resulting from the shareholder’s investment and the acquisition, holding or surrender thereof, e.g. lawsuits arising out of capital markets and securities rules and regulations, including litigation brought by shareholders based on allegations of false information statements in public filings by the Company. If a shareholder initiates legal action against the Company outside Germany, or if it initiates legal action (including class action lawsuits) against the Company that causes a loss to the Company and thereby to other shareholders, the shareholder could subject itself to claims by other Infineon shareholders that the shareholder had breached its duty of loyalty to the Company or the jurisdiction clause in the Company’s articles of association. A shareholder that is found to have breached its duty of loyalty to the Company or fellow shareholders could be subject to damages (including attorneys fees and court costs for the legal action initiated by the shareholder) payable to the Company or other shareholders.

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Supervisory Board Members

     The shareholders of the Company elected the following shareholder representatives as members of the Supervisory Board with a five year term:

Dr. Joachim Faber, Member of the Managing Board of Allianz AG, Munich
Johannes Feldmayer, Member of the Managing Board of Siemens AG, Munich
Dr. Stefan Jentzsch, Member of the Managing Board of Bayerische Hypo-und Vereinsbank AG, Munich
Max Dietrich Kley, Member of the Supervisory Board of BASF AG, Ludwigshafen
Prof. Dr. Renate Köcher, Managing Director of the Institut für Demoskopie Allensbach, Allensbach
Prof. Dr. Doris Schmitt-Landsiedel, Professor of Electrical Engineering at the Technical University of Munich, Munich
Prof. Dr. rer. nat. Martin Winterkorn, Chairman of the Managing Board of AUDIAG, Ingolstadt and Member of the Managing Board of Volkswagen AG, Wolfsburg
Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer, Member of the Management Board of Siemens AG, Munich

     The shareholders of the Company also elected Dr. Eckhart Sünner, General Counsel at BASF AG, Ludwigshafen, as substitute member of the Supervisory Board.

     The following members left the Supervisory Board immediately following the annual general meeting on January 25, 2005:

Dr. h.c. Martin Kohlhaussen, Chairman of the Supervisory Board of Commerzbank AG, Frankfurt
Univ.-Prof. Dr.-Ing. Ingolf Ruge, Professor at the Technical University Munich, Munich
Günther Fritsch, Industrial Manager

Market for ordinary shares

     The Company’s ordinary shares are listed on the New York Stock Exchange (NYSE) and the Company is one of the Dax 30 companies listed on the Frankfurt Stock Exchange (FSE). The Company’s shares are traded under the symbol ‘‘IFX’’.

     Relative performance of the IFX shares since October 1, 2002 (based on Xetra daily closing prices, indexed on September 30, 2002) is as follows:

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     Infineon share price performance and key data for the three and six months ended March 31, 2004 and 2005 were as follows:

	Three months ended March 31,			Six months ended March 31,

	2004	2005	+/-	2004	2005	+/-

DAX
Beginning of the period	3,965.16	4,291.53	8%	3,329.83	3,994.96	20%
High	4,151.83	4,428.09	7%	4,151.83	4,428.09	7%
Low	3,726.07	4,201.81	13%	3,276.64	3,854.41	18%
End of the period	3,856.70	4,348.77	13%	3,856.70	4,348.77	13%

IFX closing prices in euros (Xetra)
Beginning of the period	11.02	8.12	(26%)	11.29	8.49	(25%)
High	12.44	8.12	(35%)	13.65	9.00	(34%)
Low	10.65	6.95	(35%)	10.38	6.95	(33%)
End of the period	11.90	7.40	(38%)	11.90	7.40	(38%)

IFX closing prices in U.S. dollars (NYSE)
Beginning of the period	13.71	10.84	(21%)	13.27	10.63	(20%)
High	15.87	10.84	(32%)	15.87	11.74	(26%)
Low	13.14	8.97	(32%)	13.08	8.97	(31%)
End of the period	14.65	9.55	(35%)	14.65	9.55	(35%)

Financial Calendar

Financial Period	Period end date	Results press release

Third quarter	June 30, 2005	July 26, 2005
Financial year	September 30, 2005	November 9, 2005

Publication date: May 3, 2005.

Contact information

Infineon Technologies AG
Investor Relations and Financial Communications
P.O. Box 80 09 49
81609 Munich, Germany

Phone: +49 89 234-26655
Fax: +49 89 234-9552987
E-Mail: investor.relations@infineon.com

Visit http://www.infineon.com/investor for an electronic version of this report and other information.

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Risk Factors

     As a company, we face numerous risks incidental to our business. We face risks that are inherent to companies in the semiconductor industry, as well as operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity. Our production related risks include the ability to ramp new products, the need to match our production capacity with demand and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations. Financial risks include our need to have access to sufficient capital and governmental subsidies. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.

     These and other material risks that we face are described in detail in the ‘‘Risk Factors’’ section of our Annual Report on Form 20-F, which we have filed with the U.S. Securities and Exchange Commission. A copy of our most recent Form 20-F is available at the Investor Relations section of our website http://www.infineon.com/investor, as well as on the SEC’s website, http:// www.sec.gov.

     We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements

     This quarterly report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.

     These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, and our ability to achieve our cost savings and growth targets. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them.

     These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading ’’Risk Factors’’ in the Infineon Form 20-F annual report.